August 15, 2007

VIA EDGAR CORRESPONDENCE

Ibolya Ignat

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Rotech Healthcare Inc. Item 4.02 Form 8-K filed August 8, 2007 File No. 000-50940

Dear Ms. Ignat:

Pursuant to your letter dated August 8, 2007, Rotech Healthcare Inc. (the “Company”) is submitting its response to the comments of the Staff of the Securities and Exchange Commission in a letter dated today from our counsel, Joel H. Trotter of Latham & Watkins LLP. Pursuant to the Staff’s request, the Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Steven P. Alsene
Steven P. Alsene Chief Financial Officer Rotech Healthcare Inc.

2600 Technology Drive, Suite 300 – Orlando, Florida 32804 – 407-822-4600